UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-39803

Meiwu Technology Company Limited

(Translation of registrant’s name into English)

Unit 304-3, No.19, Wanghai Road, Siming District

Xiamane, Fujian, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Closing of the Disposition of Mahaotiaodong Information Technology Company

As previously disclosed, on July 1, 2026, Meiwu Technology Company Limited (the “Company”) entered into an Equity Transfer Agreement by and among Mahaotiaodong Information Technology Company, a British Virgin islands business company with limited liability and a wholly owned subsidiary of the Company (“Mahao BVI”, or the “Target Company”), and Mr. Li Dong, an unrelated third party (the “Buyer”) for the sale of shares of the Target Company held by the Company to the Buyer (the “Equity Transfer Agreement”, and the transaction contemplated therein, the “Disposition”).

Pursuant to the Equity Transfer Agreement, the Company agreed to sell 100% of the Target Company’s shares to the Buyer for the consideration of US$100. On July 9, 2026, the Disposition was consummated upon the satisfaction of all closing conditions as set forth in the Equity Transfer Agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Meiwu Technology Company Limited

	By:	/s/ Zhichao Yang
Zhichao Yang
Chief Executive Officer

Date: July 29, 2026